UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ZaZa Energy Corporation

(Name of Issuer)
Common Stock, Par Value $0.01 per share

(Title of Class of Securities)
98919T100

(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98919T100	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Encompass Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) OO, IA

CUSIP No. 98919T100	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Encompass Capital Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 98919T100	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Todd J. Kantor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 98919T100	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

ZaZa Energy Corporation

(b) Address of Issuer’s Principal Executive Offices

1301 McKinney Street, Suite 2850

Houston, Texas 77010

Item 2.	(a) Name of Person Filing

Encompass Capital Advisors LLC

Encompass Capital Master Fund L.P.

Todd J. Kantor

(b) Address of Principal Business Office, or, if none, Residence

Encompass Capital Advisors LLC

200 Park Avenue, 11th Floor

New York, New York 10166

Encompass Capital Master Fund L.P.

c/o Ogier Fiduciary Services (Cayman) Limited

89 Nexus Way

Camana Bay

Grand Cayman, KY1-9007

Cayman Islands

Todd J. Kantor

c/o Encompass Capital Advisors LLC

200 Park Avenue, 11th Floor

New York, New York 10166

(c) Citizenship

Encompass Capital Advisors LLC – Delaware

Encompass Capital Master Fund L.P. – Cayman Islands

Todd J. Kantor – United States of America

(d) Title of Class of Securities

Common Stock, $0.01 par value

(e) CUSIP No.:

98919T100

CUSIP No. 98919T100	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 98919T100	SCHEDULE 13G/A	Page 7 of 9 Pages

 Item 4. Ownership

The information as of the filing date required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

X

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98919T100	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2014

Encompass Capital Advisors LLC

By:	/s/ Todd J. Kantor
	Name:	Todd J. Kantor
	Title:	Managing Member

Encompass Capital Master Fund L.P.

By:	/s/ Todd J. Kantor
	Name:	Todd J. Kantor
	Title:	Director

By:	/s/ Todd J. Kantor
	Name:	Todd J. Kantor

CUSIP No. 98919T100	SCHEDULE 13G/A	Page 9 of 9 Pages

AGREEMENT

The undersigned agree that this Schedule 13G/A dated February 6, 2014 relating to the Common Stock, Par Value $0.01 per share, of ZaZa Energy Corporation shall be filed on behalf of the undersigned.

Encompass Capital Advisors LLC

By:	/s/ Todd J. Kantor
	Name:	Todd J. Kantor
	Title:	Managing Member

Encompass Capital Master Fund L.P.

By:	/s/ Todd J. Kantor
	Name:	Todd J. Kantor
	Title:	Director

By:	/s/ Todd J. Kantor
	Name:	Todd J. Kantor